

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Mr. Gary Pruitt
President and Chief Executive Officer
The McClatchy Company
2100 Q Street
Sacramento, CA 95816

   Re: The McClatchy Company
     Form 10-K
     Filed March 3, 2010
     Definitive Proxy Statement on Schedule 14A
     Filed April 1, 2010
     File No. 333-46501

Dear Mr. Pruitt:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Susan Block
           Attorney-Advisor